Filed Pursuant to Rule 433
Registration Nos. 333-285115
and 333-285115-01
September 3, 2025
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 3, 2025)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2025B 5.10% Senior Notes due September 15, 2035
Expected Ratings:*	Baa1 (Stable) / A- (Stable) / BBB+ (Stable) (Moody’s/ Standard & Poor’s/Fitch)
Size:	$425,000,000
Initial Public Offering Price:	99.743% of the principal amount
Maturity Date:	September 15, 2035
Benchmark Treasury:	4.250% due August 15, 2035
Benchmark Treasury Yield:	4.203%
Spread to Benchmark Treasury:	+93 basis points
Re-offer Yield:	5.133%
Optional Redemption:
Make-Whole Call:	Prior to March 15, 2035 at T+15 basis points
Par Call:	On or after March 15, 2035 at 100%
Coupon:	5.10%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2026
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AK4/US8426EPAK42
Trade Date:	September 3, 2025
Expected Settlement Date:	September 8, 2025 (T+3)
Joint Book-Running Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. Santander US Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:
BBVA Securities Inc.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Huntington Securities, Inc.
Intesa Sanpaolo IMI Securities Corp.
TD Securities (USA) LLC
MFR Securities, Inc.
Siebert Williams Shank & Co., LLC

Concurrent Offering:	$425,000,000 Series 2025A 4.05% Senior Notes due September 15, 2028, expected to be issued on September 8, 2025. The closing of the offering of the Series 2025B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Southern Company Gas and Southern Company Gas Capital Corporation have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Southern Company Gas and Southern Company Gas Capital Corporation have filed with the SEC for more complete information about Southern Company Gas, Southern Company Gas Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Southern Company Gas, Southern Company Gas Capital Corporation, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-5579, BMO Capital Markets Corp. toll free at 1-888-200-0266, MUFG Securities Americas Inc. toll free at

1-877-649-6848, Santander US Capital Markets LLC toll free at 1-855-403-3636 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.